Filed by Summit Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Summit Financial Group, Inc.

(Commission File No.: 000-16587)

Date: October 27, 2023

FOR RELEASE 6:00 AM ET, October 26, 2023

Contact:    Robert S. Tissue, Executive Vice President & CFO

Telephone:    (304) 530-0552

Email:        rtissue@summitfgi.com

SUMMIT FINANCIAL GROUP REPORTS EARNINGS OF $1.09 PER SHARE FOR THIRD QUARTER 2023

MOOREFIELD, WV – October 26, 2023 (GLOBE NEWSWIRE) – Summit Financial Group, Inc. (“Company” or “Summit”) (NASDAQ: SMMF) today reported financial results for the third quarter of 2023, highlighting robust core operating performance marked by continued notable strength in its net interest margin. The Company’s continued success underscores its position as an exceptional community bank, reflecting a sound strategy and solid operational execution.

The Company, which serves commercial and individual clients across West Virginia, the Washington D.C. metropolitan area, Virginia, Kentucky, the Eastern Shore of Maryland and Delaware through Summit Community Bank, Inc., reported net income applicable to common shares of $16.1 million, or $1.09 per diluted share, for the third quarter of 2023, as compared to $7.98 million, or $0.54 per diluted share, for the second quarter of 2023 and $14.2 million, or $1.11 per diluted share, for the third quarter of 2022. Higher earnings in Q3 2023 were driven primarily by lower provision for credit losses and acquisition-related expenses compared to Q2 2023 as Q2 included significant acquisition-related expenses attributable to the acquisition of PSB Holding Corp. and its bank subsidiary, Provident State Bank, Inc. (“PSB”) and higher provision for credit losses recorded on purchased non-credit deteriorated (“non-PCD”) loans from PSB and on a nonperforming commercial real estate participation loan.

"We are extremely encouraged by our achievements in the third quarter of 2023, as our strategic initiatives have continued to bear fruit in several critical areas," stated H. Charles Maddy III, President and Chief Executive Officer of Summit Financial Group. "Our core operational performance was robust, demonstrated by favorable net interest margin and a marked growth in our core deposits, reflecting the strong confidence our customers place in us."

Mr. Maddy continued, "A pivotal highlight of this quarter was the announcement of our merger of peers with Burke & Herbert Financial Services Corp. (“Burke & Herbert”) headquartered in Alexandria, Virginia, a renowned financial institution located in one of the best banking markets in the U.S. This significant step forward is not just a growth strategy but a commitment to expanding our service excellence and community impact. We anticipate this consolidation to be a cornerstone event in our history, positioning us for substantial opportunities in 2024 and beyond. Mr. Maddy concluded, "Looking ahead as we edge closer to the culmination of our strategic merger with Burke & Herbert, we remain committed to enhancing shareholder value, driven by our foundational strengths and synergistic growth plans. With our dedicated team, resilient strategies and community trust, we are optimistic and geared up for the opportunities and challenges ahead."

Key Highlights for the Third Quarter of 2023

●

Summit Financial Group, Inc. entered into an Agreement and Plan of Reorganization with Burke & Herbert pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the surviving entity. Immediately following the Merger, Summit Community Bank, Inc., Summit’s wholly owned banking subsidiary, will be merged with  Burke & Herbert’s wholly-owned banking subsidiary, Burke & Herbert Bank & Trust Company, with B&H Bank the surviving bank. The transaction is expected to close in Q1 2024.

●	Our net interest margin (“NIM”) decreased 1 basis point to 3.88 percent from the linked quarter and increased by 4 basis points from the prior-year quarter.

●	Summit's core deposits experienced modest growth in the third quarter of 2023, up 1.1 percent from the linked quarter, showcasing customer confidence and a robust deposit base.

●

The third quarter saw a modest increase in total loans, excluding mortgage warehouse lines of credit and acquired loans, registering an increase of 1.47 percent (5.87 percent annualized). This performance was further underscored by a year-over-year growth of 4.87 percent, a testament to our successful lending approach and effective customer acquisition.

●

The Company’s provision for credit losses totaled $1.25 million in the third quarter of 2023 compared to $8.00 million in the linked quarter. Included in the Company’s Q2 2023 provision for credit losses was $3.01 million to establish an allowance on non-PCD loans acquired from PSB in accordance with the Current Expected Credit Loss accounting standard and $3.66 million to recognize an allowance on a nonperforming commercial real estate loan participation.

●	Summit achieved an efficiency ratio of 47.15 percent, a marked improvement from 47.90 percent in the linked quarter, indicating optimized use of resources.

●

Annualized non-interest expense ratio decreased to 2.10 percent of average assets from 2.41 percent in the previous quarter and increased from 2.01 percent in the same quarter last year.  Excluding acquisition-related expenses, annualized non-interest expense would have been 2.01 percent of average assets in Q3 2023 and 2.05 percent of average assets for Q2 2023.

Results from Operations

Net interest income totaled $41.3 million in the third quarter of 2023, marking an increase of 21.0 percent from the prior-year third quarter and 2.4 percent from the linked quarter. This robust growth is attributable primarily to our strategic expansion of the loan portfolio and optimizations in investment allocations. NIM for the third quarter 2023 was 3.88 percent compared to 3.89 percent for the linked quarter and 3.84 percent for the prior-year quarter, representing a stable margin performance despite volatile interest rates.

Summit recorded a $1.25 million provision for credit losses in the third quarter of 2023.  The provision for credit losses was $8.0 million for the linked quarter, which included $3.01 million to establish an allowance on non-PCD loans acquired from PSB in accordance with the CECL accounting standard and $3.66 million, an allowance for a nonperforming loan participation with a regional bank secured by a shopping complex at the fair value of its collateral. The provision for credit losses was $1.5 million in the third quarter of 2022.

Noninterest income, consisting primarily of service fee income from community banking activities and trust and wealth management fees, for third quarter 2023 was $5.27 million compared to $5.42 million for the linked quarter and $4.89 million for the comparable period of 2022. The Company recorded realized securities losses on debt securities of $12,000 in the third quarter of 2023 and $211,000 in the linked quarter. In addition, the Company recognized net gains on equity investments of $180,000 in the third quarter 2023 compared to $150,000 in the linked quarter. Excluding gains and losses from debt securities and equity investments, the combined revenue from net interest income and non-interest income for Q3 2023 rose to $46.4 million. This represents an increase of 1.3 percent from $45.8 million in the linked quarter and a substantial 19.0 percent growth from $39.0 million recorded in the third quarter of 2022.

Total noninterest expense decreased to $24.2 million in the third quarter of 2023, down 11.6 percent from $27.3 million in the linked quarter primarily due to fewer acquisition-related expenses in the third quarter. Conversely, there was a 25.7 percent hike from $19.2 million for the same quarter in the prior year, attributed mainly to the assimilation of operational costs from the newly integrated PSB operations.

Salary and benefit expenses were $12.0 million in the third quarter of 2023, a nominal decrease from $12.2 million in the preceding quarter but up from $10.2 million in the same period last year. The year-over-year increase was primarily due to the PSB acquisition and higher group health insurance premiums.

Acquisition-related expenses were $1.11 million for Q3 2023, representing legal, due diligence and fairness opinion costs relative to the Burke & Herbert merger, compared to $4.16 million for the linked quarter, consisting of contract termination costs, executive and employee severance benefits and legal and consulting fees associated with the PSB acquisition, and none during Q3 2022.

Summit’s efficiency ratio improved, registering 47.15 percent in the third quarter of 2023, a decrease from 47.95 percent in the third quarter of 2022, and marginally better than the 47.90 percent in the linked quarter. Concurrently, the non-interest expense to average assets ratio was optimized to 2.10 percent, compared to 2.41 percent in the previous quarter, indicating enhanced operational efficiency despite the expanded asset base post-PSB acquisition.

Balance Sheet

As of September 30, 2023, total assets were $4.6 billion, an increase of $687.5 million, or 17.6 percent since December 31, 2022.  Excluding acquired PSB assets, total assets increased by $119.2 million, or 3.0 percent since December 31, 2022.

Total loans net of unearned fees increased to $3.6 billion as of September 30, 2023, from $3.1 billion at December 31, 2022, and increased 17.0 percent from the third quarter of 2022. Total loans, excluding those related to mortgage warehouse lending and acquired loans, reached $3.1 billion on September 30, 2023. This represents an increase of 1.65 percent (or 6.59 percent when annualized) during the quarter just ended.

Total commercial loans, including commercial and industrial (C&I) and commercial real estate (CRE), increased 0.3 percent (1.1 percent annualized) during the third quarter to $2.3 billion as of September 30, 2023.

Residential real estate and consumer lending totaled $737.2 million on September 30, 2023, reflecting an increase of 0.75 percent (3.0 percent annualized) during the third quarter.

As of September 30, 2023, mortgage warehouse lines of credit, sourced solely from a participation arrangement with a large regional bank, totaled $114.7 million compared to $130.4 million as of December 31, 2022, and $194.7 million at the year-ago period end.

Deposits totaled $3.8 billion on September 30, 2023, a 0.5 percent increase during the third quarter. Core deposits increased 1.1 percent during the third quarter 2023 to $3.7 billion.  Adjusted uninsured deposits (excluding uninsured public deposits otherwise secured or collateralized as required by law) were 34.2 percent of total deposits at September 30, 2023 compared to 29.8 percent at year-end 2022 and 24.4 percent at the year-ago period end.

Total shareholders’ equity was $416.5 million as of September 30, 2023, compared to $354.5 million at December 31, 2022. Summit paid a quarterly common dividend of $0.22 per share in the third quarter of 2023.

Tangible Book Value Per Share (“TBVPS”) increased by $0.29 to $22.22 during the third quarter of 2023, representing a 1.3 percent increase. This increase was primarily due to retained earnings which more than offset the decline in the fair value of available for sale securities reflected in accumulated other comprehensive loss. Summit had 14,674,852 outstanding common shares at September 30, 2023, compared to 12,783,646 at year-end 2022.

As announced in the first quarter of 2020, the Board of Directors authorized the open market repurchase of up to 750,000 shares of the issued and outstanding shares of Summit's common stock, of which 323,577 shares have been repurchased to date. The timing and quantity of stock purchases under this repurchase plan are at the discretion of management. During the third quarter of 2023, no shares of Summit’s common stock were repurchased under the Plan.

Asset Quality

The Company recorded net loan charge-offs (“NCOs”) of $118,000 during the third quarter 2023, representing 0.01 percent of average loans annualized, compared to $3.8 million, representing 0.44 percent of average loans annualized, in the linked quarter. NCOs of $8,000 represented 0.0 percent of average loans annualized in the year-ago period.

Summit’s allowance for loan credit losses was $47.2 million on September 30, 2023, $45.7 million at the end of the linked quarter, and $36.8 million on September 30, 2022. As of September 30, 2023, the allowance for loan credit losses stood at 1.31 percent of total loans, reflecting a slight increase compared to the rate of 1.26 percent recorded as of December 31, 2022.  In terms of the allowance's coverage, it represented 367.7 percent of nonperforming loans at September 30, 2023, in contrast to the figure of 497.2 percent at December 31, 2022.

Summit’s allowance for credit losses on unfunded loan commitments was $6.91 million as of September 30, 2023, compared to $7.33 million at the end of the linked quarter. During the most recent quarter, the allowance for credit losses on unfunded loan commitments decreased by $420,000, primarily due to a reduction in unfunded loan balances.

As of September 30, 2023, nonperforming assets (“NPAs”), consisting of nonperforming loans, foreclosed properties, and repossessed assets, totaled $17.4 million, or 0.38 percent of assets, compared to NPAs of $12.9 million, or 0.33 percent of assets at year-end 2022.

About the Company

Summit Financial Group, Inc. is the $4.6 billion financial holding company for Summit Community Bank, Inc. Its talented bankers serve commercial and individual clients throughout West Virginia, the Washington, D.C. metropolitan area, Virginia, Kentucky, Eastern Shore of Maryland and Delaware. Summit’s focus on in-market commercial lending and providing other business banking services in dynamic markets is designed to leverage its highly efficient operations and core deposits in strong legacy locations. Residential and consumer lending, trust and wealth management, and other retail financial services are offered through convenient digital and mobile banking platforms, including MySummitBank.com and 54 full-service branch locations. More information on Summit Financial Group, Inc. (NASDAQ: SMMF), headquartered in West Virginia’s Eastern Panhandle in Moorefield, is available at SummitFGI.com.

Non-GAAP Financial Measures

In addition to the results of operations presented in accordance with Generally Accepted Accounting Principles (GAAP), Summit’s management uses, and this press release contains or references, certain non-GAAP financial measures, such as tangible common equity/tangible assets; efficiency ratio; return on average tangible equity and return on average tangible common equity. Summit believes these financial measures provide information useful to investors in understanding our operational performance and business and performance trends which facilitate comparisons with the performance of others in the financial services industry. Although Summit believes that these non-GAAP financial measures enhance investors' understanding of Summit’s business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP or are they necessarily comparable to non-GAAP performance measures presented by other companies.

Forward-Looking Statements

This press release contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as “expects”, “anticipates”, “believes”, “estimates” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could” are intended to identify such forward-looking statements.

Although we believe the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include: the effect of  pandemics, including the negative impacts and disruptions on the communities we serve, and the domestic and global economy, which may have an adverse effect on our business; current and future economic and market conditions, including the effects of declines in housing prices, high unemployment rates, U.S. fiscal debt, budget and tax matters, geopolitical matters, and any slowdown in global economic growth; fiscal and monetary policies of the Federal Reserve; future provisions for credit losses on loans and debt securities; changes in nonperforming assets; changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; the successful integration of operations of our acquisitions; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economies, the impact of natural disasters, extreme weather events, military conflict (including the Russia/Ukraine conflict, the conflict in Israel and surrounding areas, the possible expansion of such conflicts and potential geopolitical consequences), terrorism or other geopolitical events; delays in completing the pending merger of Summit and Burke & Herbert, the failure to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all, the possibility that the anticipated benefits of the merger are not realized when expected or at all, corporate strategies or objectives, including the impact of certain actions and initiatives, anticipated trends in Summit's business, regulatory developments, estimated synergies, cost savings and financial benefits of completed transactions, growth strategies, the inability to realize cost savings or improved revenues or to implement integration plans and other consequences associated with the proposed merger; and the other factors discussed in the “Risk Factors” section of Summit’s Annual Report on Form 10–K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Summit’s Quarterly Report on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports Summit files with the SEC. We undertake no obligation to revise these statements following the date of this press release.

Additional Information and Where to Find It

In connection with the proposed transaction, Burke & Herbert filed a registration statement on Form S-4 with the SEC on October 2, 2023. The registration statement includes a joint proxy statement of Burke & Herbert and Summit, which also constitutes a prospectus of Burke & Herbert, that was declared effective by the SEC on October 16, 2023.  A copy of the joint proxy statement/prospectus has been sent to shareholders of Burke & Herbert and shareholders of Summit seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BURKE & HERBERT AND SUMMIT AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BURKE & HERBERT, SUMMIT AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Burke & Herbert and Summit, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by Burke & Herbert will be made available free of charge in the “Investor Relations” section of Burke & Herbert’s website, www.burkeandherbertbank.com, under the heading “Financials.” Copies of documents filed with the SEC by Summit will be made available free of charge in the “News” section of Summit’s website, www.summitfgi.com, under the heading “News / Presentations and Events” link.

Participants in Solicitation

Burke & Herbert, Summit, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Burke & Herbert’s directors and executive officers is available in its Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023. Information regarding Summit’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2023, and certain other documents filed by Summit with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)

Quarterly Performance Summary (unaudited) -- Q3 2023 vs Q3 2022

	For the Quarter Ended		Percent
Dollars in thousands	9/30/2023	9/30/2022	Change
Statements of Income
Interest income
Loans, including fees	$58,102	$38,784	49.8%
Securities	6,357	3,497	81.8%
Other	235	170	38.2%
Total interest income	64,694	42,451	52.4%
Interest expense
Deposits	19,924	6,140	224.5%
Borrowings	3,497	2,198	59.1%
Total interest expense	23,421	8,338	180.9%

Net interest income	41,273	34,113	21.0%
Provision for credit losses	1,250	1,500	-16.7%
Net interest income after provision for credit losses	40,023	32,613	22.7%

Noninterest income
Trust and wealth management fees	819	725	13.0%
Mortgage origination revenue	172	538	-68.0%
Service charges on deposit accounts	1,775	1,550	14.5%
Bank card revenue	1,907	1,639	16.4%
Net gains on equity investments	180	283	-36.4%
Net realized losses on debt securities	(12)	(242)	-95.0%
Bank owned life insurance and annuity income	311	229	35.8%
Other income	113	165	-31.5%
Total noninterest income	5,265	4,887	7.7%
Noninterest expense
Salaries and employee benefits	11,959	10,189	17.4%
Net occupancy expense	1,436	1,301	10.4%
Equipment expense	2,361	1,851	27.6%
Professional fees	400	372	7.5%
Advertising and public relations	247	276	-10.5%
Amortization of intangibles	998	354	181.9%
FDIC premiums	716	292	145.2%
Bank card expense	972	726	33.9%
Foreclosed properties expense, net of (gains)/losses	10	26	-61.5%
Acquisition-related expense	1,110	—	n/m
Other expenses	3,953	3,834	3.1%
Total noninterest expense	24,162	19,221	25.7%
Income before income taxes	21,126	18,279	15.6%
Income tax expense	4,794	3,856	24.3%
Net income	16,332	14,423	13.2%
Preferred stock dividends	225	225	n/a

Net income applicable to common shares	$16,107	$14,198	13.4%

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)

Quarterly Performance Summary (unaudited) -- Q3 2023 vs Q3 2022

	For the Quarter Ended		Percent
	9/30/2023	9/30/2022	Change
Per Share Data
Earnings per common share
Basic	$1.10	$1.11	-0.9%
Diluted	$1.09	$1.11	-1.8%

Cash dividends per common share	$0.22	$0.20	10.0%
Common stock dividend payout ratio	19.8%	17.7%	11.5%

Average common shares outstanding
Basic	14,672,176	12,766,473	14.9%
Diluted	14,714,211	12,835,670	14.6%

Common shares outstanding at period end	14,674,852	12,774,645	14.9%

Performance Ratios
Return on average equity	15.66%	17.05%	-8.2%
Return on average tangible equity (C)(E)	20.03%	21.33%	-6.1%
Return on average tangible common equity (D)(E)	20.95%	22.20%	-5.6%
Return on average assets	1.42%	1.51%	-6.0%
Net interest margin (A)	3.88%	3.84%	1.0%
Efficiency ratio (B)	47.15%	47.95%	-1.7%

NOTES

(A) - Presented on a tax-equivalent basis assuming a federal tax rate of 21%.

(B) - Computed on a tax equivalent basis excluding acquisition-related expenses, gains/losses on sales of assets, write-downs of OREO properties to fair value and amortization of intangibles.

(C) - Return on average tangible equity = (Net income + Amortization of intangibles [after-tax]) / (Average shareholders' equity - Average intangible assets).

(D) - Return on average tangible common equity = (Net income + Amortization of intangibles [after-tax]) / (Average common shareholders' equity - Average intangible assets).

(E) - See Non-GAAP Financial Measures for additional information relating to the calculation of this item.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)

Nine Month Performance Summary (unaudited) -- 2023 vs 2022

	For the Nine Months Ended		Percent
Dollars in thousands	9/30/2023	9/30/2022	Change
Statements of Income
Interest income
Loans, including fees	$157,999	$101,774	55.2%
Securities	17,423	8,871	96.4%
Other	610	262	132.8%
Total interest income	176,032	110,907	58.7%
Interest expense
Deposits	51,775	10,489	393.6%
Borrowings	8,481	5,785	46.6%
Total interest expense	60,256	16,274	270.3%

Net interest income	115,776	94,633	22.3%
Provision for credit losses	10,750	5,450	97.2%
Net interest income after provision for credit losses	105,026	89,183	17.8%

Noninterest income
Trust and wealth management fees	2,484	2,228	11.5%
Mortgage origination revenue	513	1,194	-57.0%
Service charges on deposit accounts	5,110	4,625	10.5%
Bank card revenue	5,462	4,748	15.0%
Net gains/(losses) on equity investments	375	(14)	n/m
Net realized losses on debt securities, net	(282)	(684)	-58.8%
Bank owned life insurance and annuity income	1,078	843	27.9%
Other income	334	348	-4.0%
Total noninterest income	15,074	13,288	13.4%
Noninterest expense
Salaries and employee benefits	34,922	29,920	16.7%
Net occupancy expense	4,297	3,801	13.0%
Equipment expense	6,752	5,484	23.1%
Professional fees	1,246	1,242	0.3%
Advertising and public relations	681	613	11.1%
Amortization of intangibles	2,340	1,088	115.1%
FDIC premiums	1,788	872	105.0%
Bank card expense	2,620	2,249	16.5%
Foreclosed properties expense, net of (gains)/losses	73	77	-5.2%
Acquisition-related expense	5,604	33	n/m
Other expenses	10,563	8,651	22.1%
Total noninterest expense	70,886	54,030	31.2%
Income before income taxes	49,214	48,441	1.6%
Income tax expense	10,572	10,311	2.5%
Net income	38,642	38,130	1.3%
Preferred stock dividends	675	675	0.0%

Net income applicable to common shares	$37,967	$37,455	1.4%

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)

Nine Month Performance Summary (unaudited) -- 2023 vs 2022

	For the Nine Months Ended		Percent
	9/30/2023	9/30/2022	Change
Per Share Data
Earnings per common share
Basic	$2.70	$2.94	-8.2%
Diluted	$2.69	$2.92	-7.9%

Cash dividends per common share	$0.62	$0.56	10.7%
Common stock dividend payout ratio	22.6%	18.7%	20.7%

Average common shares outstanding
Basic	14,048,567	12,755,576	10.1%
Diluted	14,090,796	12,815,365	10.0%

Common shares outstanding at period end	14,674,852	12,774,645	14.9%

Performance Ratios
Return on average equity	12.97%	15.26%	-15.0%
Return on average tangible equity (C)(E)	17.60%	19.23%	-8.5%
Return on average tangible common equity (D)(E)	17.42%	20.00%	-12.9%
Return on average assets	1.18%	1.37%	-13.9%
Net interest margin (A)	3.87%	3.71%	4.3%
Efficiency ratio (B)	47.66%	48.25%	-1.2%

NOTES

(A) - Presented on a tax-equivalent basis assuming a federal tax rate of 21%.

(B) - Computed on a tax equivalent basis excluding acquisition-related expenses, gains/losses on sales of assets, write-downs of OREO properties to fair value and amortization of intangibles.

(C) - Return on average tangible equity = (Net income + Amortization of intangibles [after-tax]) / (Average shareholders' equity - Average intangible assets).

(D) - Return on average tangible common equity = (Net income + Amortization of intangibles [after-tax]) / (Average common shareholders' equity - Average intangible assets).

(E) - See Non-GAAP Financial Measures for additional information relating to the calculation of this item.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Five Quarter Performance Summary (unaudited)

	For the Quarter Ended
Dollars in thousands	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022
Statements of Income
Interest income
Loans, including fees	$58,102	$54,413	$45,485	$43,589	$38,784
Securities	6,357	6,247	4,819	4,181	3,497
Other	235	203	171	70	170
Total interest income	64,694	60,863	50,475	47,840	42,451
Interest expense
Deposits	19,924	17,851	14,000	10,194	6,140
Borrowings	3,497	2,699	2,286	3,293	2,198
Total interest expense	23,421	20,550	16,286	13,487	8,338

Net interest income	41,273	40,313	34,189	34,353	34,113
Provision for credit losses	1,250	8,000	1,500	1,500	1,500
Net interest income after provision for credit losses	40,023	32,313	32,689	32,853	32,613

Noninterest income
Trust and wealth management fees	819	854	811	750	725
Mortgage origination revenue	172	169	171	286	538
Service charges on deposit accounts	1,775	1,943	1,392	1,526	1,550
Bank card revenue	1,907	1,987	1,568	1,513	1,639
Net gains on equity investments	180	150	45	280	283
Net realized losses on debt securities	(12)	(211)	(59)	(24)	(242)
Bank owned life insurance and annuity income	311	431	336	367	229
Other income	113	100	122	167	165
Total noninterest income	5,265	5,423	4,386	4,865	4,887
Noninterest expense
Salaries and employee benefits	11,959	12,156	10,807	10,532	10,189
Net occupancy expense	1,436	1,528	1,333	1,328	1,301
Equipment expense	2,361	2,361	2,030	1,769	1,851
Professional fees	400	471	376	386	372
Advertising and public relations	247	264	170	280	276
Amortization of intangibles	998	999	343	351	354
FDIC premiums	716	742	330	352	292
Bank card expense	972	951	696	679	726
Foreclosed properties expense, net of (gains)/losses	10	48	15	159	26
Acquisition-related expenses	1,110	4,163	331	81	—
Other expenses	3,953	3,641	2,968	2,932	3,834
Total noninterest expense	24,162	27,324	19,399	18,849	19,221
Income before income taxes	21,126	10,412	17,676	18,869	18,279
Income tax expense	4,794	2,203	3,575	3,783	3,856
Net income	16,332	8,209	14,101	15,086	14,423
Preferred stock dividends	225	225	225	225	225

Net income applicable to common shares	$16,107	$7,984	$13,876	$14,861	$14,198

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Five Quarter Performance Summary (unaudited)

	For the Quarter Ended
	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022
Per Share Data
Earnings per common share
Basic	$1.10	$0.54	$1.09	$1.16	$1.11
Diluted	$1.09	$0.54	$1.08	$1.16	$1.11

Cash dividends per common share	$0.22	$0.20	$0.20	$0.20	$0.20
Common stock dividend payout ratio	19.8%	36.7%	18.1%	16.9%	17.7%

Average common shares outstanding
Basic	14,672,176	14,668,923	12,783,851	12,775,703	12,766,473
Diluted	14,714,211	14,703,636	12,830,102	12,837,637	12,835,670

Common shares outstanding at period end	14,674,852	14,672,147	12,786,404	12,783,646	12,774,645

Performance Ratios
Return on average equity	15.66%	7.99%	15.55%	17.50%	17.05%
Return on average tangible equity (C)(E)	20.03%	10.86%	19.10%	21.75%	21.33%
Return on average tangible common equity (D)(E)	20.95%	11.37%	20.10%	22.96%	22.20%
Return on average assets	1.42%	0.73%	1.43%	1.54%	1.51%
Net interest margin (A)	3.88%	3.89%	3.83%	3.80%	3.84%
Efficiency ratio (B)	47.15%	47.90%	48.00%	46.40%	47.95%

NOTES

(A) - Presented on a tax-equivalent basis assuming a federal tax rate of 21%.

(B) - Computed on a tax equivalent basis excluding acquisition-related expenses, gains/losses on sales of assets, write-downs of OREO properties to fair value and amortization of intangibles.

(C) - Return on average tangible equity = (Net income + Amortization of intangibles [after-tax]) / (Average shareholders' equity - Average intangible assets).

(D) - Return on average tangible common equity = (Net income + Amortization of intangibles [after-tax]) / (Average common shareholders' equity - Average intangible assets).

(E) - See Non-GAAP Financial Measures for additional information relating to the calculation of this item.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Selected Balance Sheet Data (unaudited)

Dollars in thousands, except per share amounts	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022

Assets
Cash and due from banks	$23,159	$23,341	$16,488	$16,469	$16,141
Interest bearing deposits other banks	36,398	39,902	54,328	28,248	29,510
Debt securities, available for sale	511,403	512,038	431,933	405,201	383,965
Debt securities, held to maturity	94,715	95,200	95,682	96,163	96,640
Equity investments	31,241	30,818	29,867	29,494	20,314
Other investments	19,579	16,014	12,696	16,029	18,105
Loans, net	3,551,686	3,506,880	3,059,099	3,043,919	3,038,377
Property held for sale	4,505	4,742	5,128	5,067	5,193
Premises and equipment, net	62,721	60,967	54,491	53,981	54,628
Goodwill and other intangible assets, net	75,425	76,423	61,807	62,150	62,502
Cash surrender value of life insurance policies and annuities	85,076	84,790	72,019	71,640	71,216
Derivative financial instruments	44,527	39,951	34,758	40,506	42,179
Other assets	63,773	61,204	49,111	47,825	48,529
Total assets	$4,604,208	$4,552,270	$3,977,407	$3,916,692	$3,887,299

Liabilities and Shareholders' Equity
Deposits	$3,754,495	$3,735,034	$3,299,846	$3,169,879	$3,108,072
Short-term borrowings	258,054	232,150	140,150	225,999	273,148
Long-term borrowings and subordinated debentures, net	123,892	123,776	123,660	123,543	123,427
Other liabilities	51,315	48,136	44,205	42,741	40,978
Total liabilities	4,187,756	4,139,096	3,607,861	3,562,162	3,545,625
Preferred stock and related surplus	14,920	14,920	14,920	14,920	14,920
Common stock and related surplus	130,508	130,227	90,939	90,696	90,345
Retained earnings	289,641	276,762	271,712	260,393	248,084
Accumulated other comprehensive income (loss)	(18,617)	(8,735)	(8,025)	(11,479)	(11,675)
Total shareholders' equity	416,452	413,174	369,546	354,530	341,674
Total liabilities and shareholders' equity	$4,604,208	$4,552,270	$3,977,407	$3,916,692	$3,887,299

Book value per common share	$27.36	$27.14	$27.73	$26.57	$25.58
Tangible book value per common share (A)(C)	$22.22	$21.93	$22.90	$21.70	$20.69
Tangible common equity to tangible assets (B)(C)	7.2%	7.2%	7.5%	7.2%	6.9%

NOTES

(A) - Tangible book value per share = (Common stock and related surplus plus Retained earnings plus Accumulated other comprehensive income/loss - Intangible assets) / Common shares outstanding.

(B) - Tangible common equity to tangible assets = (Common stock and related surplus plus Retained earnings plus Accumulated other comprehensive income/loss - Intangible assets) / (Total assets - Intangible assets).

(C) - See Non-GAAP Financial Measures for additional information relating to the calculaton of this item.

SUMMIT FINANCIAL GROUP INC. (NASDAQ: SMMF)
Loan Composition (unaudited)

Dollars in thousands	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022

Commercial	$511,951	$511,457	$498,268	$501,844	$512,771
Mortgage warehouse lines	114,734	118,785	86,240	130,390	194,740
Commercial real estate
Owner occupied	547,886	566,447	469,560	467,050	473,298
Non-owner occupied	1,217,029	1,193,927	1,036,358	1,004,368	960,627
Construction and development
Land and development	114,354	117,371	102,351	106,362	104,437
Construction	349,049	309,709	290,556	282,935	248,564
Residential real estate
Conventional	497,076	483,998	395,312	386,874	382,203
Jumbo	113,837	117,219	111,475	92,103	87,449
Home equity	81,967	86,050	70,167	71,986	72,756
Consumer	44,288	44,429	36,531	35,372	35,116
Other	6,748	3,169	3,117	3,534	3,166
Total loans, net of unearned fees	3,598,919	3,552,561	3,099,935	3,082,818	3,075,127
Less allowance for loan credit losses	47,233	45,681	40,836	38,899	36,750
Loans, net	$3,551,686	$3,506,880	$3,059,099	$3,043,919	$3,038,377

Unfunded loan commitments	$943,508	$957,278	$907,757	$925,657	$889,854

SUMMIT FINANCIAL GROUP INC. (NASDAQ: SMMF)
Deposit Composition (unaudited)

Dollars in thousands	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022
Core deposits
Non interest bearing checking	$630,055	$679,139	$552,716	$553,616	$619,067
Interest bearing checking	2,144,737	2,024,341	1,886,011	1,743,299	1,475,643
Savings	477,348	512,129	462,631	496,751	582,922
Time deposits	469,530	465,026	327,037	343,423	397,662
Total core deposits	3,721,670	3,680,635	3,228,395	3,137,089	3,075,294

Brokered deposits	32,825	54,399	71,451	32,790	32,778
Total deposits	$3,754,495	$3,735,034	$3,299,846	$3,169,879	$3,108,072

Estimated uninsured deposits (A)	$1,283,610	$1,189,908	$933,703	$946,188	$757,038

(A) - Excludes uninsured public funds otherwise secured or collateralized as required by law

SUMMIT FINANCIAL GROUP INC. (NASDAQ: SMMF)
Regulatory Capital Ratios (unaudited)

	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022
Summit Financial Group, Inc.
CET1 Risk-based Capital	8.9%	8.7%	8.9%	8.6%	8.2%
Tier 1 Risk-based Capital	9.7%	9.5%	9.8%	9.5%	9.2%
Total Risk Based Capital	13.5%	13.3%	14.0%	13.5%	13.1%
Tier 1 Leverage	8.5%	8.4%	8.7%	8.5%	8.4%

Summit Community Bank, Inc.
CET1 Risk-based Capital	11.6%	11.3%	11.9%	11.6%	11.3%
Tier 1 Risk-based Capital	11.6%	11.3%	11.9%	11.6%	11.3%
Total Risk Based Capital	12.7%	12.5%	13.1%	12.6%	12.2%
Tier 1 Leverage	10.1%	9.9%	10.6%	10.4%	10.3%

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Asset Quality Information (unaudited)

	For the Quarter Ended
Dollars in thousands	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022

Gross loan charge-offs	$226	$4,009	$164	$250	$265
Gross loan recoveries	(108)	(118)	(227)	(249)	(257)
Net loan charge-offs	$118	$3,891	$(63)	$1	$8

Net loan charge-offs to average loans (annualized)	0.01%	0.44%	-0.01%	0.00%	0.00%

Allowance for loan credit losses	$47,233	$45,681	$40,836	$38,899	$36,750
Allowance for loan credit losses as a percentage of period end loans	1.31%	1.29%	1.32%	1.26%	1.19%
Allowance for credit losses on unfunded loan commitments ("ULC'")	$6,912	$7,332	$6,572	$6,947	$7,597
Allowance for credit losses on ULC as a percentage of period end ULC	0.73%	0.81%	0.72%	0.75%	0.85%

Nonperforming assets:
Nonperforming loans
Commercial	$783	$254	$402	$93	$347
Commercial real estate	6,402	5,970	1,700	1,750	1,860
Residential construction and development	750	772	813	851	902
Residential real estate	4,787	4,298	4,322	5,117	6,083
Consumer	124	46	65	12	8
Total nonperforming loans	12,846	11,340	7,302	7,823	9,200
Foreclosed properties
Commercial real estate	297	297	297	297	297
Commercial construction and development	2,187	2,187	2,187	2,187	2,332
Residential construction and development	1,924	2,161	2,293	2,293	2,293
Residential real estate	97	97	351	290	271
Total foreclosed properties	4,505	4,742	5,128	5,067	5,193
Total nonperforming assets	$17,351	$16,082	$12,430	$12,890	$14,393

Nonperforming loans to period end loans	0.36%	0.32%	0.24%	0.25%	0.30%
Nonperforming assets to period end assets	0.38%	0.35%	0.31%	0.33%	0.37%

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Loans Past Due 30-89 Days (unaudited)

Dollars in thousands	9/30/2023	6/30/2023	3/31/2023	12/31/2022	9/30/2022

Commercial	$3,300	$1,006	$463	$3,168	$1,329
Commercial real estate	781	513	1,000	641	1,550
Construction and development	793	161	3,459	317	236
Residential real estate	4,620	4,933	2,311	6,231	2,824
Consumer	440	389	252	253	216
Other	37	17	13	22	4
Total	$9,971	$7,019	$7,498	$10,632	$6,159

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)

Average Balance Sheet, Interest Earnings & Expenses and Average Rates

Q3 2023 vs Q2 2023 vs Q3 2022 (unaudited)

	Q3 2023			Q2 2023			Q3 2022
	Average	Earnings/	Yield/	Average	Earnings /	Yield /	Average	Earnings /	Yield /
Dollars in thousands	Balances	Expense	Rate	Balances	Expense	Rate	Balances	Expense	Rate

ASSETS
Interest earning assets
Loans, net of unearned interest (1)
Taxable	$3,591,583	$58,040	6.41%	$3,516,306	$54,374	6.20%	$3,018,219	$38,741	5.09%
Tax-exempt (2)	3,911	78	7.91%	4,144	49	4.74%	4,834	54	4.43%
Securities
Taxable	417,299	4,972	4.73%	428,039	4,900	4.59%	283,645	2,273	3.18%
Tax-exempt (2)	211,150	1,754	3.30%	209,931	1,705	3.26%	203,951	1,549	3.01%
Interest bearing deposits other banks and Federal funds sold	39,200	235	2.38%	35,218	203	2.31%	49,048	170	1.38%
Total interest earning assets	4,263,143	65,079	6.06%	4,193,638	61,231	5.86%	3,559,697	42,787	4.77%

Noninterest earning assets
Cash & due from banks	24,229			23,588			17,455
Premises & equipment	62,085			60,872			54,976
Intangible assets	76,037			80,445			62,705
Other assets	219,150			212,104			171,409
Allowance for loan credit losses	(46,498)			(44,312)			(35,381)
Total assets	$4,598,146			$4,526,335			$3,830,861

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Interest bearing liabilities
Interest bearing demand deposits	$2,057,035	$15,053	2.90%	$1,985,134	$13,423	2.71%	$1,454,815	$4,276	1.17%
Savings deposits	493,565	2,035	1.64%	528,694	2,000	1.52%	611,075	1,243	0.81%
Time deposits	505,824	2,836	2.22%	513,236	2,428	1.90%	461,134	621	0.53%
Short-term borrowings	267,935	1,988	2.94%	207,418	1,212	2.34%	191,421	850	1.76%
Long-term borrowings and subordinated debentures	123,839	1,509	4.83%	123,843	1,487	4.82%	123,368	1,348	4.34%
Total interest bearing liabilities	3,448,198	23,421	2.69%	3,358,325	20,550	2.45%	2,841,813	8,338	1.16%

Noninterest bearing liabilities
Demand deposits	681,035			706,391			609,424
Other liabilities	51,669			50,863			41,339
Total liabilities	4,180,902			4,115,579			3,492,576

Shareholders' equity - preferred	14,920			14,920			14,920
Shareholders' equity - common	402,324			395,836			323,365
Total liabilities and shareholders' equity	$4,598,146			$4,526,335			$3,830,861

NET INTEREST EARNINGS		$41,658			$40,681			$34,449

NET INTEREST MARGIN			3.88%			3.89%			3.84%
(1) For purposes of this table, nonaccrual loans are included in average loan balances.

(2) Interest income on tax-exempt securities and loans has been adjusted assuming a Federal tax rate of 21% for all periods presented. The tax equivalent adjustment resulted in an increase in interest income of $385,000, $368,000 and $336,000 for Q3 2023, Q2 2023 and Q3 2022, respectively.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)

Average Balance Sheet, Interest Earnings & Expenses and Average Rates

YTD 2023 vs YTD 2022 (unaudited)

	YTD 2023			YTD 2022
	Average	Earnings /	Yield /	Average	Earnings /	Yield /
Dollars in thousands	Balances	Expense	Rate	Balances	Expense	Rate

ASSETS
Interest earning assets
Loans, net of unearned interest (1)
Taxable	$3,400,167	$157,813	6.21%	$2,898,380	$101,640	4.69%
Tax-exempt (2)	4,706	235	6.68%	5,108	170	4.45%
Securities
Taxable	386,825	13,283	4.59%	300,371	5,695	2.53%
Tax-exempt (2)	212,484	5,241	3.30%	187,575	4,021	2.87%
Interest bearing deposits other banks and Federal funds sold	36,261	610	2.25%	53,142	262	0.66%
Total interest earning assets	4,040,443	177,182	5.86%	3,444,576	111,788	4.34%

Noninterest earning assets
Cash & due from banks	21,766			17,671
Premises & equipment	59,053			55,486
Intangible assets	72,887			63,061
Other assets	207,111			159,912
Allowance for loan losses	(43,466)			(33,705)
Total assets	$4,357,794			$3,707,001

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Interest bearing liabilities
Interest bearing demand deposits	$1,954,761	$39,276	2.69%	$1,260,907	$6,015	0.64%
Savings deposits	500,647	5,949	1.59%	660,855	2,505	0.51%
Time deposits	469,864	6,550	1.86%	506,654	1,969	0.52%
Short-term borrowings	214,322	4,024	2.51%	179,813	1,918	1.43%
Long-term borrowings and subordinated debentures	123,717	4,457	4.82%	123,279	3,867	4.19%
Total interest bearing liabilities	3,263,311	60,256	2.47%	2,731,508	16,274	0.80%

Noninterest bearing liabilities
Demand deposits	648,789			600,766
Other liabilities	48,554			41,541
Total liabilities	3,960,654			3,373,815

Shareholders' equity - preferred	14,920			14,920
Shareholders' equity - common	382,220			318,266
Total liabilities and shareholders' equity	$4,357,794			$3,707,001

NET INTEREST EARNINGS		$116,926			$95,514

NET INTEREST MARGIN			3.87%			3.71%

(1) For purposes of this table, nonaccrual loans are included in average loan balances.

(2) Interest income on tax-exempt securities and loans has been adjusted assuming a Federal tax rate of 21% for all periods presented. The tax equivalent adjustment resulted in an increase in interest income of $1,150,000 and $881,000 for YTD 2023 and YTD 2022 periods, respectively.